

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2026

David A. White
Chief Executive Officer
Onconetix, Inc.
201 E. Fifth Street, Suite 1900
Cincinnati, Ohio 45202

  Re: Onconetix, Inc.
    Registration Statement on Form S-1
    Filed April 28, 2026
    File No. 333-295376

Dear David A. White:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tim Buchmiller at 202-551-3635 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Jessica Yuan, Esq.